March 18, 2009

Confidential For Use of the Commission Only

Via EDGAR and Federal Express

Securities and Exchange Commission
Attention: Michael Rosenthall

Division of Corporation Finance
Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

RE:	Depomed, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 12, 2008, response filed February 17, 2009
File No. 001-13111

Dear Mr. Rosenthall:

On behalf of Depomed, Inc. (“Depomed”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter dated March 6, 2009 in connection with the above-referenced Form 10-K filing.

Each response below is preceded by the comment in the Staff’s letter to which it relates.

Executive Compensation

1.                                      We note that you have responded with some added disclosure of both corporate and individual goals.  Please revise this disclosure further to discuss the extent to which the individual and corporate goals were achieved.  These disclosures are essential to a reader’s understanding of how compensation is determined.

Depomed will revise its executive compensation discussion as requested by the Staff to more specifically describe the extent to which the individual and corporate goals were achieved.

Corporate Objectives

As requested by the Staff, a more specific description of Depomed’s 2007 corporate objectives than was included in Depomed’s Schedule 14A filed April 9, 2008 (the “2008 Schedule 14A”), and the relative weighting assigned to each objective, is as follows:

•                  Goal: A target increase in Depomed’s stock price by December 31, 2007 of 50% (taking into account the overall market’s views of the specialty pharmaceutical industry, and Depomed’s performance relative to its peers).

Weighting: 35%

Difficulty to achieve: High

Extent achieved: 33%

•                  Goal: Achievement of Glumetza gross revenues of $17 million in 2007.

Weighting: 15%

Difficulty to achieve: Moderate

Extent achieved: 90%

•                  Goal: Balance revenue and expenses such that net loss is within the Board approved budget.

Weighting: 10%

Difficulty to achieve: Moderate

Extent achieved: 120%

•                  Goal: Initiate a Phase 2 trial in DM-5689 for menopausal hot flashes by June 30, 2007, with completion and top line data by December 31, 2007.

Weighting: 15%

Difficulty to achieve: High

Extent achieved: 95%

•                  Goal: File a New Drug Application for DM-1796 for postherpetic neuralgia and enter into a commercialization arrangement for the product with a U.S. partner by December 31, 2007.

Weighting: 20%

Difficulty to achieve: High

Extent achieved: 0%

•                  Goal: Initiate and complete (fully enrolled with data available) a Phase IIa trial in GERD by June 30, 2007 and, with positive data, enter into negotiations to partner the product by December 31, 2007.

Weighting: 5%

Difficulty to achieve: High

Extent achieved: 80%

The revised disclosure requested by the Staff related to Depomed’s 2008 corporate objectives will be consistent with the information provided above with respect to Depomed’s 2007 corporate objectives, and will be included in the executive compensation discussion in Depomed’s Schedule 14A to be filed on or before April 30, 2009 in connection with Depomed’s 2009 annual meeting of shareholders (the “2009 Schedule 14A”).

Individual Objectives

The Staff is supplementally advised that the 2007 individual objectives for Carl A. Pelzel, Depomed’s President and Chief Executive Officer, in his capacity as President and Chief Executive Officer were determined to be consistent with the Company’s overall corporate objectives described above, because only four months of 2007 remained at the time of Mr. Pelzel’s promotion to President and Chief Executive Officer.  However, in furtherance of the Company’s 2007 corporate objectives, and in light of a setback in the Company’s most advanced clinical development program that occurred in July 2007, Mr. Pelzel was tasked with recruiting additional management talent, establishing relationships with key company investors and business partners, retaining existing key employees and officers, and preparing a 2008 business plan, all of which were achieved.

The Staff is supplementally advised that the 2007 individual objectives for Carl A. Pelzel, Depomed’s President and Chief Executive Officer, in his capacity as Executive Vice President and Chief Operating Officer prior to his promotion to President and Chief Executive Officer in August 2007, were as follows:

•                  Manage the termination of the Company’s relationship with Esprit Pharma related to Proquin XR so as to realize Esprit’s financial obligations to Depomed, effect an orderly transition of the product back to Depomed and to sign a new co-promotion partner (one-third weighting; fully (i.e. 100%) achieved);

•                  Manage the Company’s new product assessment process so that 2-3 new programs are identified through rigorous technical feasibility and commercial assessments (one-third weighting; fully achieved); and

•                  Manage the Quality Assurance, Quality Control and other GMP functions at the Company so that the Company is well-positioned to pass a Pre-Approval Inspection (PAI) by the FDA early in 2008 in anticipation of an approval of Gabapentin GR for post-herpetic neuralgia (one-third weighting; fully achieved).

The Staff is further supplementally advised that the 2007 individual objectives for Tammy L. Cameron, Depomed’s Controller and interim principal financial and accounting officer, and their relative weightings, were as follows:

•                  Successfully transition the finance group to report to the new Controller, and evaluate staff within the department and realign the finance group if appropriate (20% weighting; fully achieved);

•                  Perform principal financial and accounting duties while CFO position is vacant (30% weighting; more than fully achieved);

•                  Implement monthly close (20% weighting; fully achieved);

•                  Timely completion of 2008 budget (10% weighting; fully achieved); and

•                  Successfully complete quarter reviews and interim Sarbanes-Oxley internal control testing (20% weighting; fully achieved).

The Staff is further supplementally advised that the 2007 individual objectives for John N. Shell, Depomed’s Vice President, Operations, and their relative weightings, were as follows:

•                  Assist with the development of a new manufacturing process for a new product candidate (20% weighting; not fully achieved (i.e., approximately 80% or less));

•                  Reduce cost of goods where product volume supports return on investment (20% weighting; not fully achieved);

•                  Reduce overall department expenses compared to previous year (20% weighting; nearly fully achieved (i.e., more than 80% and less than 100%)); and

•                  Establish secondary suppliers of active pharmaceutical ingredients and clinical packaging services (15% weighting; not fully achieved as to active pharmaceutical ingredients; fully achieved as to clinical packaging services);

•                  Demonstrate continued compliance with standard operating procedures related to Good Manufacturing Practices by reducing open corrective action requests (10% weighting; not fully achieved);

•                  Enhance effectiveness of operations representatives on development teams (10% weighting; not fully achieved); and

•                  Implement new employee review system (5% weighting; fully achieved).

The Staff is further supplementally advised that the 2007 individual objectives for Matthew M. Gosling, Depomed’s Vice President and General Counsel, were as follows:

•                  Achieve a resolution of the Company’s Proquin XR out-license arrangement with Esprit Pharma in a manner favorable to the Company (equal weighting; more than fully achieved);

•                  Manage legal aspects of an equity financing (equal weighting; fully achieved);

•                  Achieve a resolution (i.e., settlement or judgment) of the Company’s patent litigation matter against IVAX Corporation in a manner favorable to the Company (equal weighting; fully achieved);

•                  Reorganize the Company’s intellectual property function to improve the productivity and cost-effectiveness of the function (equal weighting; fully achieved); and

•                  Manage the legal aspects of a DM-1796 collaborative partnering transaction (equal weighting; fully achieved).

The revised disclosure requested by the Staff related to Mr. Pelzel, Ms. Cameron, Mr. Shell, Mr. Gosling and Depomed’s other named executive officers’ 2008 individual objectives will (a) be consistent with the information provided above, (b) be quantified and specified to the extent such individual objectives are quantified and specified, (c) specify and discuss the extent to which individual and corporate objectives were achieved, and (d) be included in the executive compensation discussion in the 2009 Schedule 14A.

* * * *

Depomed acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Depomed may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the efforts of the Staff to assist Depomed in resolving the above comments.  Please contact the undersigned at (650) 813-5018 if you have any questions regarding the response to the Staff’s comment letter set forth herein.

Sincerely,

/s/ Kyle Guse
Kyle Guse

cc: Matthew M. Gosling, Depomed, Inc.